SPHERE 3D CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Sphere 3D Corporation (the “Corporation”)
240 Matheson Boulevard East
Mississauga, Ontario
L4Z 1X1

Item 2	Date of Material Change

July 15, 2013

Item 3	News Release

The news release attached hereto as Schedules “A”, “B” and “C” was issued by the Corporation and disseminated via Newsfile on July 16, 2013.

Item 4	Summary of Material Change

The Corporation announced that together with Overland Storage, Inc. (“Overland”), it has developed an integrated solution that delivers full functionality of hardware, operating systems, and applications via the cloud to any device. As part of this strategic relationship, Overland and the Corporation entered into a Supplier Agreement whereby the Corporation will procure its cloud infrastructure solutions from Overland and a Technology Licensing Agreement which grants Overland licensing rights for the enterprise market.

The Corporation also announced the appointment of Mr. Eric L. Kelly, President and CEO of Overland, as a director of the Corporation to serve in the capacity of Chairman of the Board. The Corporation entered into a Board Nomination Right agreement with Mr. Kelly as well as certain shareholders have entered into a voting agreement whereby such shareholders shall vote their shares in favour of certain matters including, inter alia, the election of Mr. Kelly or his nominee to the Board.

Item 5	Full Description of Material Change

The news releases attached hereto as Schedules “A”, “B” and “C” provides a full description of the material change.

The Corporation announced that together with Overland, it has developed an integrated solution that delivers full functionality of hardware, operating systems, and applications via the cloud to any device. As part of this strategic relationship, Overland and the Corporation entered into a Supplier Agreement whereby the Corporation will procure its cloud infrastructure solutions from Overland and a Technology Licensing Agreement which grants Overland licensing rights for the enterprise market.

Pursuant to the Supplier Agreement, the Corporation has agreed to pay for up to $1.5 million of cloud infrastructure equipment in shares to Overland as follows: (i) $500,000 by the issuance of 769,231 common shares of the Corporation at an ascribed price of $0.65; and (ii) an additional $500,000 payable in common shares on each of the first and second anniversaries dates of the agreement calculated based on the 10 day average of the closing price per common share of the Corporation ending 3 trading days prior to each anniversary date, subject in each case to a maximum issuance of 769,231 common shares.

Pursuant to the Technology License Agreement, the Corporation licensed its Glassware 2.0™ technology to Overland and granted Overland licensing rights for the enterprise and business market. In return, Overland has agreed to pay the Corporation an upfront fee and a royalty on future sales of licensed technology of the Corporation.

The Corporation also announced the appointment of Eric L. Kelly, President and CEO of Overland, as a director of the Corporation to serve in the capacity of Chairman of the Board. Mr. Kelly was granted an aggregate of 850,000 options to purchase common shares pursuant to the Corporation’s stock option plan at an exercise price of $0.65 per share. The options shall vest quarterly, in equal amounts, over a 12 month period, subject to accelerated vesting in certain instances. These options are conditional on receipt of regulatory and shareholder approval to amend the Corporation’s existing stock option plan from a “rolling” 10% stock option plan to a fixed plan authorizing the issuance of stock options equivalent to 20% of the issued and outstanding shares of the Corporation, and the ratification of the grant of options to Mr. Kelly, which approvals will be sought at the next Annual Meeting of Shareholder.

The Corporation has entered into an Board Nomination Right agreement with Mr. Kelly which gives him the right to appoint one nominee to the Board, provided Mr. Kelly or persons affiliated with Mr. Kelly own (or have a right to acquire) 1,850,000 or more of the outstanding common shares in the capital of the Corporation. The Agreement further provides that Mr. Kelly shall serve in such capacity, unless he is unable to do so.

Certain shareholders holding 6,815,000 common shares or approximately 42% of the voting shares of the Corporation have entered into a voting agreement whereby such shareholders have agreed to vote these shares in favour of the amendment to the Corporation’s stock option plan, the ratification of the grant of the options to Mr. Kelly and the election to the Board of Mr. Kelly’s nominee at any meeting of shareholders of the Corporation at which directors are to be elected. These voting agreements shall terminate if Mr. Kelly or persons affiliated with Mr. Kelly own (or have a right to acquire) less than 1,850,000 of the outstanding common shares in the capital of the Corporation.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The executive officer who is knowledgeable about this material change report is Scott Worthington, Chief Financial Officer of the Corporation, at (416) 749-5999.

Item 9	Date of Report

DATED this 22nd day of July, 2013.

SCHEDULE “A”

Sphere 3D and Overland Storage Enter Licensing and Supply Agreements to Deliver
Secure Access to Native Applications and Data Management on Any Device

Not for distribution in the United States or through United States wire services

Mississauga, ONTARIO – July 16, 2013 –Sphere 3D Corporation (TSX-V: ANY), developer of Glassware 2.0™ technology, today announced that in partnership with Overland Storage (NASDAQ: OVRL), they have developed the first integrated solution that delivers the full functionality of hardware, operating systems, and applications via the cloud to any device.

The combination of Overland’s data storage solutions, including its flagship SnapScale, and Sphere 3D’s Glassware 2.0™ virtualization solution, will enable mobile device users the full functionality of any software program or application on any device, anywhere, eliminating the application limitations, data management and security problems for enterprises created by the BYOD (Bring Your Own Device) phenomenon. Mobile users that need productivity applications such as word processing, spreadsheets, presentations and collaborations, specialized software for computer-aided design (CAD), magnetic resonance imaging (MRI), software development, video production or customized legacy applications can now experience full application functionality via the cloud. A video presentation on this integrated solution may be viewed here: http://youtu.be/0UuZBZ5KeF4

Business users today cannot truly be productive while on the go without access to the full functionality of the business programs they utilize every day. Additionally, security issues arise for enterprises when data is downloaded to an unsecure personal mobile device, or transferred to cloud solutions out of the enterprise’s control, each of which presents critical concerns around the ever-growing BYOD trend. When utilizing the Overland Storage cloud or appliance coupled with Sphere 3D’s Glassware 2.0™ technology, mobile business users will be able to access the applications they want, along with the corporate data they need, without any data ever leaving the security of the enterprise.

“BYOD has achieved broad acceptance with 89% of organizations allowing their employees to use their own mobile devices for work purposes, and in just six countries (U.S., U.K., Germany, China, India and Brazil) the number of BYOD devices is expected to double to 405 million by 2016 from 198 million in 2013,” said Eric Kelly, President and CEO of Overland Storage. “This Sphere 3D partnership has been a part of Overland’s strategy for over a year and is key to delivering on our vision of providing a global distributed enterprise architecture that would give us access to one of the fastest growing markets.”

“We are excited to combine our virtualization technology solution with Overland’s data storage expertise and to expand our offering beyond the consumer to address the substantial enterprise opportunity,” said Peter Tassiopoulos, CEO of Sphere 3D. “Overland has been an innovator in data storage for more than 30 years, and this partnership gives us access to their robust channel of thousands of resellers in 60 different countries and an installed base of more than 450 thousand.”

As part of this strategic partnership, Overland and Sphere 3D have entered into a Supplier Agreement whereby Sphere 3D will procure its cloud infrastructure solutions from Overland, as well as a Technology Licensing Agreement which grants Overland the licensing rights for the enterprise market.

Pursuant to the Supplier Agreement, Sphere 3D has agreed to pay for up to $1.5 million of cloud infrastructure equipment in shares to Overland. The first $500,000 has been satisfied through the issuance of 769,231 common shares of Sphere 3D at an ascribed price of $0.65. Sphere shall pay an additional $500,000 in common shares of Sphere 3D on each of the first and second anniversaries of the agreement. The number of common shares to be issued shall be calculated based on the 10 day average of the closing price per common share of Sphere 3D ending 3 trading days prior to each of the anniversary dates; up to a maximum of 769,231 common shares will be issued on each date. Such Sphere 3D shares shall be subject to a four months and one day hold period from the date of issuance in accordance with applicable Canadian securities laws.

Pursuant to the Technology License Agreement, Sphere 3D shall license its Glassware 2.0™ technology to Overland and grant Overland licensing rights for the enterprise and business market. In return, Overland has agreed to pay Sphere 3D an upfront fee and a royalty on future sales of licensed Sphere 3D technology.

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com http://www.sphere3d.com/or access the Company's public filings at www.sedar.com

About Overland Storage

Overland Storage is the trusted global provider of effortless data management and data protection solutions across the data lifecycle. By providing an integrated range of technologies and services for primary, nearline, offline, archival, and cloud data storage, Overland makes it easy and cost effective to manage different tiers of information over time. Whether distributed data is across the hall or across the globe, Overland enables companies to focus on building their business instead of worrying about data growth. Overland SnapScale, SnapServer, SnapSAN, NEO Series and REO Series solutions are available through a select network of value added resellers and system integrators. For more information, visit www.overlandstorage.com.

Connect with Overland Storage

Follow Overland on Twitter: www.twitter.com/OverlandStorage (Visit Overland on Facebook: www.facebook.com/OverlandStorage

Overland Storage, SnapScale, SnapServer, SnapSAN, NEO Series, REO Series and the Overland logo are trademarks Overland Storage, Inc., that may be registered in some jurisdictions. All other trademarks used are owned by their respective owners.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

Overland Investor Relations Contact:
Todd Kehrli or Jim Byers
MKR Group Inc.
323-468-2300
ovrl@mkr-group.com

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators (www.sedar.com).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SCHEDULE “B”

Sphere 3D Appoints Eric Kelly as Chairman and Director

Not for distribution in the United States or through United States wire services.

MISSISSAUGA, Ontario, July 16th, 2013 -- Sphere 3D Corporation (TSX-V:ANY) ("Sphere 3D" or the "Company"), developer of Glassware 2.0™ foundational thin client technology, announced today the appointment of Mr. Eric L. Kelly, President and CEO of Overland Storage, Inc. (NASDAQ: OVRL), as a director of the Company and to serve in the capacity of Chairman of the Board.

Eric Kelly is a seasoned executive with over 30 years’ experience in the technology industry and possesses distinct operational, marketing and sales expertise. Mr. Kelly has served as Chief Executive Officer of Overland Storage since January 2009, its President since January 2010 and a member of its Board of Directors since November 2007. Previously, he was President of Silicon Valley Management Partners Inc., a management consulting and M&A advisory firm, which he co-founded in 2007. Prior to Overland, Mr. Kelly also held the positions of Vice President and General Manager of Storage Systems Solutions at Adaptec, Inc.; President and CEO of Snap Appliance, which was acquired by Adaptec; President of the Systems Division at Maxtor Corp.; and had various prior executive-level roles with Dell Computer Corp., Diamond Multimedia, Conner Peripherals and IBM. In March of 2013, U.S. Deputy Secretary of Commerce Rebecca Blank appointed Mr. Kelly to the 2013 US Department of Commerce Manufacturing Council, where he currently serves as Vice-chairman of the subcommittee on Workforce and Public Perception of Manufacturing. Mr. Kelly possesses an M.B.A. from San Francisco State University and a B.S. in Business from San Jose State University.

“We are fortunate that Eric has agreed to join the Board and look forward to his guidance and stewardship as Chairman. His extensive start-up and operating experience will be of considerable value to Sphere 3D as the Company continues to introduce its technology to the marketplace.” said Peter Tassiopoulos, CEO of Sphere 3D.

The Company, its management and board of directors would like to thank Jason Meretsky, for his dedication and service as Chairman. Mr. Meretsky will continue as a director of the Company. Following the appointment of Mr. Kelly, the board of directors of Sphere 3D will consist of the following six directors: Peter Ashkin, Mario Biasini, Glenn Bowman, Eric Kelly, Jason Meretsky and John Morelli.

About Sphere 3D

Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

For further information please contact:
Sphere 3D Corporation
Peter Tassiopoulos CEO
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and Sphere 3D's actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy of this release.

SCHEDULE “C”

Sphere 3D Grants Options and Announces Certain Voting Arrangements

Not for distribution in the United States or through United States wire services.

MISSISSAUGA, Ontario, July 16th, 2013 -- Sphere 3D Corporation (TSX-V: ANY) ("Sphere 3D" or the "Company"), developer of Glassware 2.0™ foundational thin client technology, announced today the grant of options and the entering into of a Board Nomination Right.

The Company has granted Mr. Eric L. Kelly, a new director who has agreed to serve as Chairman of the Board of the Company an aggregate of 850,000 options to purchase common shares pursuant to the Company’s stock option plan, exercisable for up to a period of 10 years at an exercise price of $0.65 per share. The options shall vest quarterly, in equal amounts, over a 12 month period, subject to accelerated vesting in certain instances. These options are conditional on receipt of regulatory and shareholder approval to amend the Company’s existing stock option plan from a “rolling” 10% stock option plan to a fixed plan authorizing the issuance of stock options equivalent to 20% of the issued and outstanding shares of the Company, and the ratification of the grant of options to Mr. Kelly. These approvals will be sought at the next Annual Meeting of Shareholder of the Company, which is expected to occur in September 2013.

The Company has entered into an Board Nomination Right agreement with Mr. Kelly which gives him the right to appoint one nominee to the Board, provided Mr. Kelly or persons affiliated with Mr. Kelly own (or have a right to acquire) 1,850,000 or more of the outstanding common shares in the capital of the Company. The Agreement further provides that Mr. Kelly shall serve in such capacity, unless he is unable to do so.

Certain shareholders holding 6,815,000 common shares or approximately 42% of the voting shares of the Company have entered into a voting agreement whereby such shareholders have agreed to vote these shares in favour of the amendment to the Company’s stock option plan, the ratification of the grant of the options to Mr. Kelly and the election to the Board of Mr. Kelly’s nominee at any meeting of shareholders of the Corporation at which directors are to be elected. These voting agreements shall terminate if Mr. Kelly or persons affiliated with Mr. Kelly own (or have a right to acquire) less than 1,850,000 of the outstanding common shares in the capital of the Company.

About Sphere 3D

Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

For further information please contact:
Sphere 3D Corporation
Peter Tassiopoulos CEO
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and Sphere 3D's actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy of this release.